April 6, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549-4561

Mail Stop 4561

Attention: Stephen Krikorian

Re:	Bottomline Technologies (de), Inc.

Form 10-K for the fiscal year ended June 30, 2016 (filed August 29, 2016)

Form 10-Q for the quarterly period ended December 31, 2016 (filed February 8, 2017)

File No. 000-25259

Ladies and Gentlemen:

Set forth below are responses to the comments on Bottomline Technologies (de), Inc.’s (“Bottomline” the “Company” or “we”) Form 10-K for the fiscal year ended June 30, 2016 and Form 10-Q for the quarterly period ended December 31, 2016, respectively, provided to Bottomline in a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated March 23, 2017 (the “Letter”). The responses are keyed to the number of the comments in the Letter and to the headings used in the Letter.

Form 10-K for the Fiscal Year Ended June 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year Ended June 30, 2016 Compared to Fiscal Year Ended June 30, 2015

Segment Information

Hosted Solutions, page 38

Comment No. 1

We note that the increase in revenue generated from your Hosted Solutions reportable segment was due to increased Paymode-X, financial messaging solutions, and legal spend management revenue. Please tell us what consideration you gave to quantifying the change in revenue from each of these solutions. In this regard, refer to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835, Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response to Comment No. 1

We respectfully advise the Staff that we will revise our future filings to enhance our disclosures with respect to revenue generated from products and services in our Hosted Solutions reportable segment and, when applicable, enhance our narrative discussion to highlight the principal drivers of meaningful period over period changes in revenue.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 15. Operations by Industry Segments and Geographic Area, page 86

Comment No. 2

You indicate that Hosted Solutions includes legal spend management, global financial messaging, and Paymode-X solutions. We also note from your disclosure beginning on page 4 of your Business section that you discuss each of these solutions as separate products and services. Tell us how you considered the disclosure requirement under ASC 280-10-50-40 to report revenue from each product and service.

Response to Comment No. 2

The Company acknowledges the Staff’s comment and has reviewed the requirements of ASC 280-10-50-40 which requires that revenues from external customers for each product or service or each group of similar products and services be reported separately unless it is impracticable to do so.

The Company’s Paymode-X and global financial messaging solutions are similar solutions which facilitate cash payment and transaction settlement. Payment instructions are sent from a payer to a vendor through a settlement network to ultimately facilitate cash payment. These solutions allow for a highly scalable, secure and cost-effective manner of facilitating cash movement and transaction settlement. Therefore we respectfully believe that these products have been appropriately judged as being similar.

The Company’s legal spend management solution involves a network between payers and vendors, as is the case with Paymode-X and global financial messaging. The Company’s legal spend management solutions, however, are largely focused on invoice receipt and adjudication rather than on actual transaction settlement. In light of the Staff’s comment and our recent review of ASC 280-10-50-40, we will present disaggregated revenue information for our legal spend management solutions, prospectively.

Accordingly, we respectfully advise the Staff that will revise our future filings to separately report revenues from our legal spend management and settlement network solutions (Paymode-X, global financial messaging). We will also enhance our overall disclosures to more clearly explain why we view our settlement network solutions (Paymode-X and global financial messaging) as similar.

Form 10-Q for the Quarterly Period Ended December 31, 2016

Notes to Unaudited Condensed Consolidated Financial Statements

Note 8 – Goodwill and Other Intangible Assets, page 15

Comment No. 3

We note that you recorded a goodwill impairment charge in the second quarter of fiscal year 2017 and the primary driver of this impairment was related to revenue estimates being below the revenue estimates you made at the time of your Intellinx acquisition. Further describe to us the drivers of the impairment, and tell us whether these factors, as well as the goodwill impairment itself, indicated that the carrying amount of any of your other intangible assets might not be recoverable and should be tested for impairment. Specifically address what consideration you gave to testing for the recoverability of the core technology intangible asset acquired from Intellinx and whether the shortfalls in revenue resulted from the change in the manner in which this core technology is being used. Refer to ASC 360-10-35-21 and ASC 350-20-35-31.

Response to Comment No. 3

We advise the Staff that the impairment indicators we noted in respect of our Intellinx goodwill were related predominantly to revenue shortfalls (both realized and projected) as compared to the revenue estimates that were made at the time of the acquisition. In addition to the revenue shortfalls, we experienced lower than projected order results during the six months ended December 31, 2016 which amplified our concern over the timing and amount of future revenue results. The shortfalls in revenue and customer orders were the drivers that caused us to perform an overall review for impairment. Accordingly, in light of these factors, we tested the Intellinx goodwill for impairment under ASC 350. The test we performed as of December 31, 2016 was an interim test of goodwill impairment based on what we perceived to be heightened indicators of impairment at that date; our annual impairment tests for all goodwill are performed on April 1, each fiscal year.

In light of the shortfalls in revenue and order results, the Company also concluded that there were indicators of impairment of long-lived assets related to the Intellinx acquisition. Accordingly, prior to performing the goodwill impairment test, we performed a test of recoverability for the core technology intangible asset acquired from Intellinx, in accordance with ASC 360-10-35-21 and ASC 350-20-35-31. As a result of that analysis, we concluded that the core technology intangible asset was not impaired.

We respectfully advise the Staff that there has been no change in the manner in which we have been utilizing the acquired core technology, but our revenue results have been less than our initial estimates which warranted the tests of recoverability that we performed. We advise that we will enhance our future disclosures to indicate that we have tested the core technology intangible asset for impairment and our conclusions thereon.

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If you have any further questions, please do not hesitate to contact me directly at (603) 501-6270.

Very truly yours,

/s/ Richard D. Booth
Richard D. Booth
Chief Financial Officer and Treasurer

Cc:	Robert Eberle, President and CEO